SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: ConocoPhillips (the “Company”)

NAME OF PERSON RELYING ON EXEMPTION: Hermes Investment Management Limited (“HIML”)

ADDRESS OF PERSON RELYING ON EXEMPTION: Sixth Floor, 150 Cheapside, London EC2V 6ET

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________

May 5, 2022

Dear ConocoPhillips Shareowner:

Vote AGAINST Item 1B election of Jody Freeman, chair of the Public Policy and Sustainability Committee.

EOS at Federated Hermes (“EOS”) is one of the world’s largest investment stewardship providers, with client assets under advice of approximately $1.6 trillion as of December 31, 2021.1

EOS urges ConocoPhillips shareholders to vote AGAINST director Freeman on Item 1B for the reasons that EOS states in this exempt solicitation.

The board of ConocoPhillips recommends that shareholders vote FOR the election of director Jody Freeman, which is ballot Item 1B at the Company’s upcoming annual meeting. EOS urges ConocoPhillips shareholders to vote AGAINST item 1B to oppose the election of director Freeman, chair of the Public Policy and Sustainability Committee, due to company inaction in response to the majority-supported 2021 shareholder proposal to address climate change risk by “setting emission reduction targets covering the greenhouse gas (GHG) emissions of the company's operations as well as their energy products (Scope 1, 2, and 3).”

While we welcome the company’s proactive approach to shareholder engagement on climate strategy, the company’s lack of action to develop a Scope 3 emissions strategy and lack of progress on other emissions reduction targets, stands in opposition to the plain language meaning of this 2021 majority-supported shareholder proposal. This failure to meaningfully implement, the 2021 emissions reduction target proposal indicates the board is not respecting the wishes expressed by the majority shareholder votes cast for this ballot item. The 2022 Proxy Statement indicates the company does not believe that setting a Scope 3 target is appropriate, further indicating that the board believes that it is appropriate to not make best efforts to fully implement the 2021 emissions reduction target proposal. EOS believes that this board response to the this 2021 majority vote result is inappropriate, and that the chair of the Public Policy and Sustainability Committee of the board should be held accountable for this inaction and lack of intentionality.

EOS encourages all shareowners to vote AGAINST Item 1B, the election of director Jody Freeman.

Please contact Miguel CuUnjieng (Miguel.Cuunjieng@hermes-investment.com) with inquiries.

Thank you for your support.

Sincerely,

EOS at Federated Hermes

Miguel CuUnjieng

Associate Director-Engagement

EOS at Federated Hermes

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; EOS is not able to vote your proxies, nor does this communication contemplate such an event. This communication is meant to inform you about EOS’ opinion and to give you valuable decision-making information when you review your shareholder proxy for the ConocoPhillips 2022 Annual Meeting of Shareholders.

1 EOS at Federated Hermes is acting pursuant to delegated authority on behalf of its client, Lothian Pension Fund (“Lothian”). EOS at Federated Hermes is Hermes Equity Ownership Services Limited (“EOS”). EOS is a sister company of Hermes Investment Management Limited, (“HIML”). HIML is making this filing on behalf of EOS. Each of EOS and HIML are subsidiaries of Federated Hermes Limited, which in turn is wholly-owned by Federated Hermes, Inc. EOS’ views and positions are those of EOS, and do not necessarily represent the views or positions of all its clients or of Federated Hermes, Inc., or its investment advisory subsidiaries, due to different goals, objectives, time horizons, obligations, or other factors.